SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated November 29, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes [ ]   No [X]

                          Table of Documents Submitted
Items


1. Revised forecast of non-consolidated business results under Japanese GAAP for the fiscal year ending March 31, 2005, dated November 29, 2004

2. Announcement regarding share repurchases from the market, dated November 29, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


November 29, 2004                       By:          /s/ TETSUYA UNNO
                                            ------------------------------------
                                             General Manager of Corporate Legal
                                               and Risk Management Department


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                                                                          Item 1

(English translation)

November 29, 2004
                                                      Millea  Holdings, Inc.
                                                      President:  Kunio Ishihara
                                                      TSE code  number: 8766


Subject: Revised forecast of non-consolidated business results under Japanese GAAP for the fiscal year ending March 31, 2005


Millea Holdings, Inc. (the "Company") hereby announces that it has revised the original forecast of non-consolidated business results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) as follows.


1. Revised forecast of non-consolidated business results of the Company for the year ending March 31, 2005

                                                          (Unit: Billion yen, %)
-------------------- ------------------ ----------------- ----------------------
                       Ordinary income   Ordinary profit        Net income
-------------------- ------------------ ----------------- ----------------------
Original forecast
(A) (*1)                       93                 90                 90
-------------------- ------------------ ----------------- ----------------------
Revised forecast (B)          113                110                110
-------------------- ------------------ ----------------- ----------------------
Difference (B)-(A)             20                 20                 20
-------------------- ------------------ ----------------- ----------------------
Rate of
increase/decrease              21.5 %             22.2%              22.2 %
-------------------- ------------------ ----------------- ----------------------
(Reference)
Actual results for
the year ended                233.6              231.4              230.8
March 31, 2004
-------------------- ------------------ ----------------- ----------------------
(*1) Announced on May 28, 2004.


2. Reasons for the revisions

The revisions are primarily due to the increase in the amount of dividends the Company receives from its subsidiaries.


As for the forecast of consolidated business results for the year ending March 31, 2005, please refer to the Kessan Tanshin report (summary of consolidated business results) published today.


For further information, please contact:

Satoshi Tsujigado
Group Leader
Business Management Dept.
Millea Holdings, Inc.
Phone: 03-6212-3344

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                                                                          Item 2
(English translation)

                                                               November 29, 2004
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated October 18, 2004.

The Company also announced that on November 29, 2004 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the October 18, 2004 resolution

(a) Period in which repurchases were made: From October 19, 2004 through November 26, 2004.

(b)  Number of shares repurchased:
     9,111 shares.

(c)  Aggregate purchase price of shares:
     13,499,400,000 yen.

(d)  Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

2. Details of the share repurchases to be made pursuant to the November 29, 2004 resolution

(1)  Reasons for the repurchases of shares

     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 12,500 shares.
     (Approximately 0.7% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 15 billion yen.

(d)  Period in which repurchases may be made:
     From November 30, 2004 through January 14, 2005.


(For reference)

1. Details of the resolution made at the meeting of the board of directors held on October 18, 2004 are as follows.

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 11,000 shares.
     (Approximately 0.6% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 14 billion yen.

(d)  Period in which repurchases may be made:
     From October 19, 2004 through November 26, 2004.

2. Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

(a)  Aggregate number of shares repurchased:
     33,545 shares.
     (Approximately 1.9% of issued shares.)

(b)  Aggregate purchase price of shares:
     51,398,210,000 yen.


For further information, please contact:

Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341